Filed Pursuant To Rule 433
Registration No. 333-167132
February 17, 2011
Transcript of Interview with George Milling-Stanley of WGC with Bob Pisani and Trish Regan on CNBC

Trish Regan:	Well, the World Gold Council has just released its Global Demand Trends report. What’s ahead for this hot commodity in 2011?

Bob Pisani joins us right now from the NYSE with one of the heads of the World Gold Council. Bob.

Bob Pisani:	One of the sort of intellectual godfathers behind the gold ETF — I know he’s modest about that — George Milling-Stanley’s the head of Government Affairs. You got the new report out. Here’s what I find interesting: gold demand hit a ten-year high last year, but I see gold’s down about three percent so far this year. What are we expecting in terms of gold prices in 2011?

George Milling-Stanley:	I’m not going to make a forecast for the gold price — you know that I’m legally prevented from doing that — but I’m hearing lots, and lots of optimistic numbers for 2011. I see no reason to doubt those. The market’s doing very, very well. Demand is still pretty strong, we’re seeing no major shocks on the supply side that would hurt the market.

Bob Pisani:	You know one thing I found interesting is, where demand was in 2010, 50 percent of all the jewelry in the world now goes to India and China. I thought that was a rather remarkable statistic. Is demand still increasing there? Do we expect that number to go even higher?

George Milling-Stanley:	Oh, absolutely. I think that we’ve seen a huge recovery in India over the last year; that was one of the major features of 2010. China’s economy’s still going very well, people are buying gold hand-over-fist there.

Bob Pisani:	Before I turn it over to Trish, Central Bank’s net buyers, first time in 21 years, they’ve always been sellers. Why did they turn into buyers?

George Milling-Stanley:	I think the point is that the central banks that wanted to sell have done their selling, those are the ones in Europe who have large gold holdings. Then the central banks in Asia that have very, very small gold holdings have been increasing their purchases, and that’s really the big change that we’ve seen — the big change on the supply side, the removal of one entire term of supply.

Bob Pisani:	So mines and recyclers are the only source of supply now. Trish, get in on this.

Trish Regan:	Yeah, George, I just want to ask you. I mean, a lot of people are saying that they believe gold now is a bubble. How much of this demand is really coming from fundamentals? How much is coming from speculators?

George Milling-Stanley:	Oh, I think that most of it is still coming from fundamentals. The speculators are always the froth that’s on top; when the froth goes away, then you tend to get relatively bland prices. At the moment we’re a little bit more volatile, we we’re attracting more speculators, that creates more volatility. This, to my mind, is genuine fundamental demand into the developing world — into China and into India. We’re seeing an increase in technological demand, and we’re seeing that investment demand is still remaining pretty steady: investment rather than speculation.

This is a fairly soundly-based market; the price has been going up for ten years, I see no reason for that to change.

Bob Pisani:	I mean, George, investment rather than speculation, let’s stay with that. Central banks are investing. Private individuals and institutions are investing. Is the gold rise the reciprocal of the dollar decline?

George Milling-Stanley:	That is one of the major factors. I think that there’s no question about that, but we have seen — even in the ten years of the bull market in gold — we’ve seen years when the dollar went up, and gold continued to go up. So it’s not the only factor.

Bob Pisani:	But not on balance, George. On balance for the last ten years the dollar’s nose-dived while we’ve had one of the great gold rallies in history.

George Milling-Stanley:	Yeah, absolutely. I think it has been a primary cause, but I don’t think it’s the only cause. I think that there’s been peoples’ worries about inflation have been very important. I think that the healthy supply-demand fundamentals — the balance between supply and demand — has also been very important, too.

Trish Regan:	George, let me ask you about the flip side of the gold coin. When you see the commercials on cable all through the night that say, “Sell your gold for dollars now.” Do you worry about the mom and pop investor getting in at the end, and this bubble bursting and getting hurt in the gold market?

George Milling-Stanley:	No, I don’t worry about them getting in.

Trish Regan:	Why not?

George Milling-Stanley:	...at the end, and I don’t worry about the bubble bursting, because a) it’s not the end, and b) it’s not a bubble. If you look at the course of gold price in the 1970’s, that was a bubble. We went up 16 fold in about 5 years. We have gone up five-fold in the price in a decade; it has been, by comparison, measured and moderate. It’s nothing like what happened to the Nikkei. It’s nothing like what happened to housing prices. And nothing like what happened in the gold market in the ‘70s.

Bob Pisani:	George, before we let you go here, go ahead, Trish, you got a quick question?

Trish Regan:	No, no, I just have one quick one. Bob, we were joking a little bit during the commercial, but it’s not something you really want to joke about, when you see gold going up, dollar going down, should there be a return to the gold standards, Bretton Woods 2.0?

George Milling-Stanley:	I think that is relatively unlikely. It’s against the rules of the IMF right now, and changing the articles of association of the IMF is a very, very long process. I’m not saying it would be a bad thing, but I don’t think it’s going to happen.

Bob Pisani:	Before I let you go, put up that screen that says “The world biggest holders of gold,” because you look at number six on there, it is the GLD — the ETF for gold is the largest gold — the ETF. You were one of the intellectual godfather’s of that. I know you’re modest about it.

Do you see—$55 billion. Look at that number six, more gold in that GLD than there is in the vaults of Switzerland, in the vaults of China right now—$55 billion. Do you see that increasing again?

George Milling-Stanley:	I think there’s no question about that, we’ll see it fluctuate from time-to-time, but we’ve seen terrific growth in the five-six years that we’ve in the market. I’m expecting that growth to continue. There’s no question, people have embraced gold ETFs, and that is fantastic news for the gold market. It’s a whole new term on the supply side.

Bob Pisani:	It certainly increased the interest of our viewers in gold. George Milling-Stanley, thanks very much. Guys, back to you.

Larry Kudlow:	All right, thank you very, very much, Bretton Woods 2.0.

Trish Regan:	If you have the gold room, if it’s still there are the Mount.

Larry Kudlow:	When we come back, Walt Disney execs are meeting with investors. The company’s up about.
[End of Audio]

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